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                            April 23, 2021

       David Slater
       President and Chief Executive Officer
       DT Midstream, Inc.
       One Energy Plaza
       Detroit, Michigan 48226-1279

                                                        Re: DT Midstream, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form 10-12B
                                                            Submitted April 13,
2021
                                                            CIK 0001842022

       Dear Mr. Slater:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 123

   1. We understand from your response to prior comment six that you have combined revenues from providing
transportation, storage and gathering of natural gas with revenues from the sale of sand and
natural gas, based on the guidance in Rule 5-03(b) of Regulation S-
                                                        X. Ordinarily, when
revenue streams are combined, you would also combine the
                                                        associated costs to
comply with Rule 5-03.2 of Regulation S-X. Please explain
                                                        your reasons for not
following this guidance. Please also observe that labeling prescribed for disaggregated
amounts is intended to distinguish between the cost of tangible products sold and the cost of
services, among other items.
 David Slater
DT Midstream, Inc.
April 23, 2021
Page 2

      If your preference is to report the costs and associated revenues separately, rather than on a combined basis, please use a label that is more descriptive of the underlying activity.
      For example, a label such as cost of sand and natural gas may be more informative and distinct, and may alleviate the need for parenthetical notations to identify other components of a measure that may otherwise appear to represent total cost of sales/revenues. Alternatively, clarify the extent to which each of the items that follow this measure are attributable to total costs of sales/revenues under GAAP.

      Please submit the revisions that you propose for the disclosures in MD&A and all similar tabulations, as appear on pages 85, 89, 90, F-3 and F-36, also to include your accounting policies in Note 2 on page F-15 for reporting costs, including descriptions of costs, associated with tangible product sales and services.
        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706 or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Slater
                                                            Division of
Corporation Finance
Comapany NameDT Midstream, Inc.
                                                            Office of Energy &
Transportation
April 23, 2021 Page 2
cc:       Andrew C. Elken, Esq.
FirstName LastName